
November 22, 2019

Timothy Foat
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
1204 Tangerine Street
El Cajon, CA 92021

> **Re: Bio-Matrix Scientific Group, Inc.**
> **Form 10-12G**
> **Filed October 11, 2019**
> **File No. 000-32201**

Dear Mr. Foat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services